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S 08026619 MMISSION
...ashington, D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4909 East McDowell Road
(No. and Street)

Phoenix, (City) AZ (State) 85008-4293 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary A. Nance (602) 225-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Avenue, Ninth Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18/08

OATH OR AFFIRMATION

I, J. Andrew Moorer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER CAPITAL MARKETS, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CECILIA CAMPOS
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
October 10, 2011

Notary Public

Signature

President and Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT BANKERS

Miller Capital Markets, LLC

Member NASD

February 25, 2008

To Whom It May Concern:

Pursuant to Rule 17a-5 Section §240.17a-5(e)(3) the Statement of Financial Condition for Miller Capital Markets, LLC as of year ended December 31, 2007 is hereby submitted separately from the financial statement in it entirety to comply with Section §240.17a-5(e)(3) that allows the balance of the annual audited financial statement to be deemed confidential, except as required to be available for official use as detailed in Section §240.17a-5(e)(3).

J. Andrew Moorer
President and Chief Executive Officer

Enclosure

4909 East McDowell Road • Phoenix, Arizona 85008 • Tel 602.225.0505 • www.millercapitalmarkets.net

MILLER CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	3,292
Certificate of deposit		76,272
Accounts receivable		8,171
Non-marketable equity securities		36,139
Other assets		2,304
Total Assets	$	126,178

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	3,975
Total Liabilities		3,975
Members' equity		
Capital		90,000
Retained earnings		32,203
Total Members' Equity		122,203
Total Liabilities and Members' Equity	$	126,178

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Miller Capital Markets, LLC (the "Company") is a limited liability company formed under the laws of the State of Arizona in 2005. Miller Investments, Inc., an Arizona corporation, is the managing member of the Company with a 99% ownership interest. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in twelve States that include Arizona, California, Florida, Georgia, Kentucky, New Jersey, New Mexico, Nevada, New York, North Carolina, Ohio and Texas and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic companies and to act as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(ii) of this rule.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the estimation of the fair market value of non-marketable equity securities.

Non-marketable Equity Securities

Non-marketable equity securities consist of 60,000 warrants to purchase shares of common stock of a publicly traded company at an exercise price of $7.10 per share. At December 31, 2007, the non-marketable equity securities are recorded at estimated fair market value determined by utilizing the Black-Scholes option pricing model. Management of the Company believes that it is at least reasonably possible that a change in the estimated fair market value of the non-marketable equity securities will occur in the near term.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Revenue Recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions at the closing of a transaction. Invoices are issued semi-monthly for miscellaneous service revenues and fees with revenue recognized as of the billing date. Interest income for time deposits is recognized as revenue at the end of each month.

Income Taxes

No provision for income taxes has been made as the Company is a limited liability company that has elected to be treated as a partnership. Thus it is a "flow through" entity which is not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on his respective tax returns.

Accounts Receivable

The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of December 31, 2007, the Company had no allowance for uncollectible accounts receivable as management believes that the entire balance is fully collectible. The Company currently does not record finance charges on delinquent accounts receivables.

Note 2
Non-Marketable Equity Securities

Non-marketable equity securities consist of 60,000 warrants to purchase shares of common stock of Global Entertainment Corporation at an exercise price of $7.10 per share. The warrant agreement includes a six month vesting period with a five year expiration period from the date of grant, which was April 7, 2006. The Company is fully vested in these warrants.

Note 2 (Continued)
Non-Marketable Equity Securities

At December 31, 2007, the non-marketable equity securities are recorded at estimated fair market value determined by utilizing the Black-Scholes option pricing model. During the year ended December 31, 2007, the Company recognized an investment depreciation of $17,878 related to a reduction in the estimated fair market value of the warrants that arose primarily as a result of a decrease in the stock price of the common stock of the publicly traded company.

Expected volatility	29.16%
Risk-free interest rate	4.04%
Expected dividends	--
Expected life	3.28 Years
Value of individual options	$0.63

Note 3
Related Party Transactions

Miller Capital Markets, LLC (MCM) is an affiliate of The Miller Group comprised of related entities Miller Capital Corporation (MCC), Miller Investments, Inc. and Miller Management Corporation. MCM subleases its office space from MCC and leases its computer system from MCC. MCM paid $53,171 to MCC for rent, lease of its computer system, management fees, administrative services and related operating expenses for the year ended December 31, 2007. At December 31, 2007, $3,975 was due to MCC related to operating expenses. The Company's future minimum lease payments for the office space and computer system is $6,884 for the year ended December 31, 2008.

On January 22, 2007, the Company transferred 8,450 of its warrants to purchase shares of common stock of Global Entertainment Corporation at an exercise price of $7.10 per share to two of its officers with an estimated fair market value of $5,616. 5,000 warrants were transferred to the Company's President and Chief Executive Officer and 3,450 were transferred to its Financial and Operations Principal under the same terms and conditions as the remaining 60,000 warrants retained by the Company.

Note 4
Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $75,589, which was $70,589 in excess of the amount required to be maintained at that date.

Note 5
Significant Concentrations

The Company is dependent on its managing member, Miller Investments, Inc., for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

The Company maintains its cash and certificate of deposit balances at a major financial institution. Deposits not to exceed $100,000 are insured by the Federal Deposit Insurance Corporation. At December 31, 2007, the Company had uninsured cash of approximately $4,882.

Note 6
Statement of Cash Flows

The Company paid no interest expense or federal or state income tax during the year ended December 31, 2007.

Note 7
Certificate of Deposit

The Company's certificate of deposit had an initial maturity of eleven months and a maturity date of January 5, 2008. The certificate of deposit had an interest rate of 4.31%. A replacement certificate of deposit was opened as of the maturity date of the previous certificate of deposit. The current certificate of deposit has a maturity date of October 7, 2008 and an interest rate of 4.11%.

END